Delisting Determination,The Nasdaq Stock Market, LLC,
November 24, 2010, Pet DRx Corporation. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of PetDRx Corporation
(the Company), effective at the opening of the trading session on December 6, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the Staffs determination on March 16, 2010.
The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issed a decision dated June 17, 2010, granting the Company continued listing pursuant to an exception through September 13, 2010, by which date the Company was required to regain compliance with Listing Rules 5550(a)(2)
5550(b)(1), and 5605(c)(2). However, the Company did not regain compliance by that date. On September 15, 2010, the Panel notified the Company that trading in the Companys securities would be suspended on September 16, 2010.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on November 1, 2010.